Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 161/A dated October 7, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PXQ9

ISIN:                           US52517PXQ98

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                  Per Note
Issue Price:                    US$5,000,000.00        100%
Agent's Commission:             US$        0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00        100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $195,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     October 7, 2004

Original Issue Date:            November 1, 2004

Stated Maturity Date:           November 1, 2014; provided that if such day is
                                not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable.


[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through October
                                31, 2005, 7.00%.

                                For each Interest Reset Period, from November 1, 2005 until the Stated Maturity Date, the greater of:
                                *  0%, or
                                * 1.5 times (CPIFINAL - CPIINITIAL) /
                                     CPIINITIAL.

CPIINITIAL:                     With respect to each Interest Reset Period,
                                the CPI for the month that is 15 months prior to the start of the Interest Reset Period
                               (which CPI is published in the following
                                month).

CPIFINAL:                       With respect to each Interest Reset Period,
                                the CPI for the month that is 3 months prior to the start of the Interest Reset Period (which
                                CPI is published in the following month).

CPI: The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such
                                CPI).

                                If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

                                If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

                                Notwithstanding the fact that the published
                                CPI to be used in any calculation of
                                CPIINITIAL or CPIFINAL is subsequently
                                revised by the Sponsor, the Interest Rate
                                Calculation Agent shall determine the Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

Sponsor:                        Bureau of Labour Statistics of the U.S.
                                Department of Labor, or any successor sponsor acceptable to the Interest Rate Calculation Agent.

Interest Reset Dates:           Each Interest Payment Date, commencing on
                                November 1, 2005.

Interest Payment Dates:         Monthly on the 1st , commencing on December
                                1, 2004; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Reset Period:          From and including one Interest Reset Date (or
                                Original Issue Date, in the case of the initial
                                Interest Reset Period) to but excluding the next Interest Reset Date (or Stated Maturity
                                Date, in the case of the final Interest Reset
                                Period).

Business Day:                   Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market and that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the assumption
                                that there are thirty days in each month and 360 days in each year.

"Accrue to Pay":                [  ]  Yes     [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers International (Europe)

Optional Redemption:            Not applicable.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's and A1 by Moody's
                                Investors Service.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes or even other inflation-linked securities. See "Risk Factors" generally in the Prospectus Supplement.

You should consider the risk that the interest rate applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed or floating rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate applicable to the Notes may be zero. Interest payable on the Notes on and after November 1, 2005 is linked to year-over-year changes in the level of the CPI for the relevant calendar month. If the CPI does not increase during a relevant measurement period, holders of the Notes will receive interest payments for that interest period equal to zero.

The secondary market for, and the market value of, the Notes will be affected by a number of factors, including the creditworthiness of Lehman Brothers Holdings, the level and direction of interest rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the availability of comparable instruments and the aggregate principal amount of the Notes. The following table sets forth historical levels of the CPI, as reported by the Sponsor and reported on Bloomberg Screen CPURNSA, and the year-over-year in the level of the CPI:


                           Year-Over-                                Year-Over-
                          Year Change                               Year Change
Date               CPI          (%)        Date               CPI       (%)


August 31, 2004    189.5    2.654%         July 31, 2001      177.5    2.839%
July 31, 2004      189.4    2.991%         June 30, 2001      178.0    3.308%
June 30, 2004      189.7    3.266%         May 31, 2001       177.7    3.736%
May 31, 2004       189.1    3.052%         April 30, 2001     176.9    3.329%
April 30, 2004     188.0    2.285%         March 31, 2001     176.2    2.981%
March 31, 2004     187.4    1.737%         February 28, 2001  175.8    3.595%
February 29, 2004  186.2    1.693%         January 31, 2001   175.1    3.794%
January 31, 2004   185.2    1.926%         December 31, 2000  174.0    3.387%
December 31, 2003  184.3    1.879%         November 30, 2000  174.1    3.446%
November 30, 2003  184.5    1.765%         October 31, 2000   174.0    3.448%
October 31, 2003   185.0    2.041%         September 30, 2000 173.7    3.454%
September 30, 2003 185.2    2.320%         August 31, 2000    172.8    3.411%
August 31, 2003    184.6    2.158%         July 31, 2000      172.6    3.539%
July 31, 2003      183.9    2.110%         June 30, 2000      172.3    3.670%
June 30, 2003      183.7    2.112%         May 31, 2000       171.3    3.069%
May 31, 2003       183.5    2.058%         April 30, 2000     171.2    3.008%
April 30, 2003     183.8    2.225%         March 31, 2000     171.1    3.697%
March 31, 2003     184.2    3.020%         February 29, 2000  169.7    3.161%
February 28, 2003  183.1    2.981%         January 31, 2000   168.7    2.678%
January 31, 2003   181.7    2.597%         December 31, 1999  168.3    2.685%
December 31, 2002  180.9    2.377%         November 30, 1999  168.3    2.622%
November 30, 2002  181.3    2.198%         October 31, 1999   168.2    2.561%
October 31, 2002   181.3    2.026%         September 30, 1999 167.9    2.628%
September 30, 2002 181.0    1.514%         August 31, 1999    167.1    2.264%
August 31, 2002    180.7    1.803%         July 31, 1999      166.7    2.145%
July 31, 2002      180.1    1.465%         June 30, 1999      166.2    1.963%
June 30, 2002      179.9    1.067%         May 31, 1999       166.2    2.088%
May 31, 2002       179.8    1.182%         April 30, 1999     166.2    2.277%
April 30, 2002     179.8    1.639%         March 31, 1999     165.0    1.726%
March 31, 2002     178.8    1.476%         February 28, 1999  164.5    1.606%
February 28, 2002  177.8    1.138%         January 31, 1999   164.3    1.671%
January 31, 2002   177.1    1.142%         December 31, 1998  163.9    1.612%
December 31, 2001  176.7    1.552%         November 30, 1998  164.0    1.548%
November 30, 2001  177.4    1.895%         October 31, 1998   164.0    1.485%
October 31, 2001   177.7    2.126%         September 30, 1998 163.6    1.489%
September 30, 2001 178.3    2.648%         August 31, 1998    163.4    1.617%
August 31, 2001    177.5    2.720%


Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments after November 1, 2005 that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the Notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Additionally, Lehman Brothers Holdings or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the CPI. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings or one of our affiliates could adversely affect the value of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 4.94%, compounded monthly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer